UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Change of Auditor

On January 5, 2026, the audit committee of the board of directors (the “Audit Committee”) of Trident Digital Tech Holdings Ltd (“we,” “us,” “our” or the “Company”) dismissed Marcum Asia CPAs LLP as our independent registered public accounting firm, effective on January 5, 2026.

The audit report of Marcum Asia CPAs LLP on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent registered public accounting firm was recommended and approved by the Audit Committee and the board of directors of the Company.

During the fiscal years ended December 31, 2023 and 2024 and any subsequent interim period (as applicable) preceding the dismissal, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, between us and Marcum Asia CPAs LLP on any matter of accounting matters, accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There were no reportable events as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, other than the material weakness in our internal control over financial reporting as disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 28, 2025. The material weaknesses identified relate to i) lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; ii) lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements; and iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

On January 5, 2026, we engaged HYYH CPA. LLC, as our independent registered public accounting firm for the fiscal year ended December 31, 2025. The engagement of HYYH CPA. LLC was approved by our Audit Committee and the board of directors. During the fiscal years ended December 31, 2023 and 2024 and any subsequent interim periods (as applicable) prior to the engagement of HYYH CPA. LLC, neither we, nor someone on our behalf, have consulted HYYH CPA. LLC regarding:

a.	the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us or oral advice was provided that HYYH CPA. LLC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or

b.	any matter that was the subject of a disagreement, or any reportable event as described above.

We provided Marcum Asia CPAs LLP with a copy of the foregoing disclosure, and requested that Marcum Asia CPAs LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to it, and if not, stating the respects in which it does not agree. We have received the requested letter from Marcum Asia CPAs LLP, a copy of which is included as Exhibit 99.1 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: January 5, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission, dated January 5, 2026.

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